Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



For the month of August, 2001



                        Euro Tech Holdings Company Limited
             -------------------------------------------------------
                  (Translation of registrant's name into English)


          18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
          -------------------------------------------------------------
                     (Address of Principal executive offices)



	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  [   ]      No [  X ]


	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-_____________.

Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 3


Item 5.  Other Events
---------------------

        On August 15, 2001 Euro Tech Holdings Company Limited (the "Company") held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

	Proposals presented to the shareholders at that meeting were the following:

Proposal 1.	The election of the following seven persons to the
                Company's Board of Directors:

                        T.C. Leung
                        Jerry Wong
                        Nancy Wong
                        C.P. Kwan
                        Alex Sham
                        Y.K. Liang and
                        Ho Choi Chiu

Proposal 2.	Ratify Arthur Andersen & Co., Hong Kong as the
                Company's independent auditors for the Company's fiscal year to end December 31, 2001 ("Fiscal 2000").

	An aggregate of 1,269,949 shares, representing approximately 51.2% of the Company's 2,481,838 issued and outstanding shares were present in person or by proxy. A clear quorum was present.

	The shareholders in person or by proxy voted their shares as follows:

Proposal Number 1.	Election of Directors:
==================


----------------------------------------------------------------------------------------
                                             Withhold        Approximate Percentage of
                  For        Against         Authority            "For Votes"
----------------------------------------------------------------------------------------
                                                          Of Shares    Of All Issued &
                                                           Present    Outstanding Shares
----------------------------------------------------------------------------------------
T.C. Leung      1,269,949        0               0          100%             51.2%
Jerry Wong      1,269,949        0               0          100%             51.2%
Nancy Wong      1,269,949        0               0          100%             51.2%
C.P. Kwan       1,269,949        0               0          100%             51.2%
Alex Sham       1,269,949        0               0          100%             51.2%
Y.K. Liang      1,269,949        0               0          100%             51.2%
Ho Choi Chu     1,269,949        0               0          100%             51.2%
----------------------------------------------------------------------------------------


Euro Tech Holdings Company Limited
Form 6-K
Page 3 of 3


Proposal Number 2.	Ratify Auditors:
==================

----------------------------------------------------------------------
                                      Approximate Percentage of
    For     Against     Abstain             "For" Votes
----------------------------------------------------------------------
                                    Of Shares      Of All Issued &
                                    Present        Outstanding Shares
----------------------------------------------------------------------

1,269,949       0          0         100%               51.2%
----------------------------------------------------------------------



	As a result, all of the Company's directors were reelected as Directors of the Company to serve in that capacity for the ensuing year. Also, the retention of Arthur Andersen & Co., Hong Kong as the Company's auditors for the Company's 2001 Fiscal Year was ratified.


                             SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      EURO TECH HOLDINGS COMPANY LIMITED
                                      (Registrant)


Dated:  October 23, 2001              By:       /s/ T. C. Leung
                                         ---------------------------------
                                         T.C. Leung, Chief Executive
                                         Officer and Chairman of the Board


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